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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

N-Viro International Corporation
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
62944W207
(CUSIP Number)
J. Patrick Nicholson
N-Viro Energy Systems, Inc.
2306 Birch Run Court
Sylvania, Ohio 43560
419-829-3555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to:
Jery E. Barton, Esq.
Barton Law Firm, LPA
1701 Woodlands Drive, Suite 300
Maumee, Ohio 43537
419 794-4717
September 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62944W207	Page	2	of	12

1	NAMES OF REPORTING PERSONS: J. Patrick Nicholson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	FEIN 34-1117429

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		9,905

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,905

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,905 shares, of which, 5,098 shares are owned by N-Viro Energy Systems, Inc., and 4,807 are owned by J. Patrick Nicholson, individually. J. Patrick Nicholson is the controlling shareholder of N-Viro Energy Systems, Inc., which has dispositive power over 5,098 shares.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, CO

CUSIP No.	62944W207	Page	3	of	12
ITEM 1. SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the Common Stock of N-Viro International Corporation, a Delaware corporation the Issuer. The Issuer’s principal executive office address is: 3450 W Central Avenue, Toledo, Ohio 43606.
ITEM 2. IDENTITY AND BACKGROUND
     a     J. Patrick Nicholson, N-Viro Energy Systems, Inc.
     b     both at: 2306 Birch Run Court, Sylvania, Ohio 43560
     c     J. Patrick Nicholson is retired and previously served as the Chairman of the Board and CEO of the Issuer. N-Viro Energy Systems, Inc. was formerly the general partner of N-Viro Energy Systems, Limited, a limited partnership that was terminated as of December 31, 2001, and was one of the predecessor entities that combined to form N-Viro International Corporation (the Issuer) in October 1993.
     d-e     During the last five years, neither J. Patrick Nicholson nor N-Viro Energy Systems, Inc. have been i convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or ii a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     f.     J. Patrick Nicholson—United States; 181: N-Viro Energy Systems, Inc. Ohio.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993.
ITEM 4. PURPOSE OF TRANSACTION
     J. Patrick Nicholson is no longer a control person of the Issuer and has no intention of ever again becoming a control person of the Issuer (“NVIC”). Accordingly, this is the final Amendment to Form 13D to be filed by J. Patrick Nicholson. J. Patrick Nicholson has previously stated his intentions to correct perceived and suspected wrongdoing and mismanagement at the Issuer. In furtherance of these intentions, J. Patrick Nicholson is prosecuting a lawsuit in the Federal District Court for the Northern District of Ohio, Western Division, as described herein. NVIC was created by N-Viro Energy Systems Ltd., which was created by N-Viro Energy Systems Inc., an Ohio Corporation controlled by J. Patrick Nicholson.
     Effective September 17, 2007, N-Viro Energy Systems Inc. is again a fully active company.
     J. Patrick Nicholson and his associates will make every effort to develop technologies that utilize waste materials to replace energy intensive alternatives. J. Patrick Nicholson will work closely with the University of Toledo to develop alternative sustainable energy solutions that are both environmentally sound and economical.
     Consistent with his history, J. Patrick Nicholson will assure that all of N-Viro Energy Systems Inc.’s technology will be available to all energy generators, waste managers, and their contractors. The intention is to be suppliers to these categories of enterprises, not competitors!
     The N-Viro International Corp. venture was an honest effort in today’s highly questionable federal regulatory environment to do what is right. RCRA has not been adequately enforced. Tragically, NVIC’s initial dedication was destroyed by federal regulatory inaction and, in J. Patrick Nicholson’s opinion, the failure of certain N-Viro directors in collaboration with certain private investors to advance the interests of shareholders generally.
     The Resource Conservation Recovery Act was passed in 1976 by almost a unanimous vote of Congress. In over 30 years this significant legislation has not been adequately enforced and almost totally ignored. This is tragic!

CUSIP No.	62944W207	Page	4	of	12
     RCRA must be the cornerstone of the USA’s return to international credibility in environmental protection. Other than this litigation and other matters described herein, J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs a through j of the General Instructions for Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     a     J. Patrick Nicholson beneficially owns 9,905 shares of Common Stock, or 0.25% of the outstanding shares of Common Stock of the Issuer.
     b     J. Patrick Nicholson has the sole power to direct the disposition and voting of all shares indicated in a above.
     c     Transactions conducted by J. Patrick Nicholson since the filing of Amendment No. 5 to this Form
13D are as follows:

Amount	Price Per Share	Transaction Type	How Effected	Date
3,000	$2.80	Sale	Broker	03/01/07
4,000	$2.85	Sale	Broker	03/02/07
2,700	$2.80	Sale	Broker	03/05/07
1,300	$2.81	Sale	Broker	03/05/07
4,000	$2.90	Sale	Broker	03/06/07
4,000	$2.93	Sale	Broker	03/07/07
2,137	$2.59	Sale	Broker	03/08/07
863	$2.58	Sale	Broker	03/08/07
500	$2.72	Sale	Broker	03/08/07
500	$2.75	Sale	Broker	03/08/07

CUSIP No.	62944W207	Page	5	of	12

Amount	Price Per Share	Transaction Type	How Effected	Date
2,500	$2.80	Sale	Broker	03/09/07
1,350	$2.81	Sale	Broker	03/09/07
1,500	$2.75	Sale	Broker	03/12/07
36	$2.75	Sale	Broker	03/12/07
3,000	$2.60	Sale	Broker	03/13/07
1,000	$2.58	Sale	Broker	03/13/07
3,000	$2.65	Sale	Broker	03/14/07
2,200	$2.55	Sale	Broker	03/16/07
3,000	$2.52	Sale	Broker	03/19/07
2,500	$2.65	Sale	Broker	03/20/07
500	$2.70	Sale	Broker	03/20/07
2,500	$2.56	Sale	Broker	03/21/07
500	$2.60	Sale	Broker	03/21/07
2,949	$2.71	Sale	Broker	03/22/07
2,307	$1.35	Sale	Broker	03/22/07
Transactions Conducted by N-Viro Energy Systems, Inc. since the filing of Amendment No. 5 to this Schedule 13D are as follows:

Amount	Price Per Share	Transaction Type	How Effected	Date
2,000	$2.05	Sale	Broker	12/26/06
2,000	$2.00	Sale	Broker	12/26/06

CUSIP No.	62944W207	Page	6	of	12

Amount	Price Per Share	Transaction Type	How Effected	Date
3,000	$2.00	Sale	Broker	12/27/06
4,000	$2.05	Sale	Broker	12/28/06
5,000	$2.10	Sale	Broker	12/29/06
4,268	$2.20	Sale	Broker	01/03/07
1,800	$2.50	Sale	Broker	02/21/07
1,500	$2.60	Sale	Broker	02/21/07
200	$2.51	Sale	Broker	02/21/07
3,700	$2.30	Sale	Broker	02/22/07
1,500	$2.50	Sale	Broker	02/22/07
1,300	$2.50	Sale	Broker	02/22/07
5,000	$2.75	Sale	Broker	02/23/07
5,000	$2.75	Sale	Broker	02/26/07
5,000	$2.75	Sale	Broker	02/27/07
3,000	$2.78	Sale	Broker	02/28/07
1,000	$2.77	Sale	Broker	02/28/07
1,000	$2.75	Sale	Broker	02/28/07
3,000	$2.80	Sale	Broker	03/01/07
3,100	$2.90	Sale	Broker	03/02/07
500	$2.90	Sale	Broker	03/02/07
4,000	$2.80	Sale	Broker	03/05/07
400	$2.90	Sale	Broker	03/05/07
3,400	$2.90	Sale	Broker	03/06/07
600	$2.91	Sale	Broker	03/06/07
2,000	$2.92	Sale	Broker	03/07/07
1,663	$2.76	Sale	Broker	03/07/07
337	$2.90	Sale	Broker	03/07/07
4,000	$2.58	Sale	Broker	03/08/07

CUSIP No.	62944W207	Page	7	of	12

Amount	Price Per Share	Transaction Type	How Effected	Date
2,450	$2.76	Sale	Broker	03/09/09
1,000	$2.75	Sale	Broker	03/09/07
550	$2.70	Sale	Broker	03/09/07
1,250	$2.65	Sale	Broker	03/12/07
500	$2.72	Sale	Broker	03/12/07
2,250	$2.58	Sale	Broker	03/13/07
1,800	$2.65	Sale	Broker	03/14/07
3,000	$2.60	Sale	Broker	03/16/07
2,500	$2.50	Sale	Broker	03/19/07
500	$2.51	Sale	Broker	03/19/07
1,148	$2.65	Sale	Broker	03/20/07
3,000	$2.55	Sale	Broker	03/21/07
2,000	$2.80	Sale	Broker	03/22/07
1,000	$2.70	Sale	Broker	03/22/07
2,225	$2.61	Sale	Broker	03/23/07
1,775	$2.70	Sale	Broker	03/23/07
4,500	$2.70	Sale	Broker	03/26/07
500	$2.90	Sale	Broker	03/26/07
5,000	$3.00	Sale	Broker	03/27/07
2,500	$3.46	Sale	Broker	03/28/07
2,000	$3.50	Sale	Broker	03/28/07
500	$3.62	Sale	Broker	03/28/07
1,563	$3.00	Sale	Broker	03/29/07
1,000	$3.07	Sale	Broker	03/29/07
900	$3.11	Sale	Broker	03/29/07
537	$3.20	Sale	Broker	03/29/07
500	$3.10	Sale	Broker	03/29/07

CUSIP No.	62944W207	Page	8	of	12

Amount	Price Per Share	Transaction Type	How Effected	Date
500	$3.05	Sale	Broker	03/29/07
4,000	$3.00	Sale	Broker	03/30/07
2,000	$3.17	Sale	Broker	03/30/07
2,000	$3.00	Sale	Broker	04/02/07
500	$3.04	Sale	Broker	04/02/07
500	$3.03	Sale	Broker	04/02/07
3,000	$3.00	Sale	Broker	04/03/07
1,600	$3.05	Sale	Broker	04/03/07
950	$3.10	Sale	Broker	04/03/07
3,000	$3.00	Sale	Broker	04/04/07
1,520	$3.01	Sale	Broker	04/04/07
980	$3.00	Sale	Broker	04/04/07
3,000	$3.05	Sale	Broker	04/05/07
3,000	$3.10	Sale	Broker	04/09/07
2,000	$3.06	Sale	Broker	04/09/07
5,000	$3.02	Sale	Broker	04/10/07
362:
d-e Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Background
     N-Viro Energy Systems, Inc. initiated efforts to utilize mineral by-products as a resource conservation and recovery efforts in 1977 after N-Viro International Corporation (“NVIC”) founder, J. Patrick Nicholson had actively participated with the office of U.S. Senator, John Glenn to create the Resource Conservation and Recovery Act of 1976. Nicholson’s commitment to fly ash utilization had begun twenty years earlier.
     In 1979 N-Viro Energy Systems Ltd. was created and then in 1993 NVES Ltd. established the Issuer, NVIC. Now, almost thirty years after creating the NVIC, J. Patrick Nicholson announces his total separation from NVIC. All but a few shares of NVIC common stock held by NVES and J. Patrick Nicholson have been sold in the transactions

CUSIP No.	62944W207	Page	9	of	12
described above. The Demand in Arbitration filed by J. Patrick Nicholson against NVIC in June, 2005 has been resolved in favor of NVIC.
     Except for full pursuit of pending federal litigation and possible criminal investigations, J. Patrick Nicholson has terminated all responsibilities to and from NVIC. The result of the Arbitration eliminated all mutual obligations. J. Patrick Nicholson and associates will remain active competitors in the RCRA and sustainable environmental energy systems industries.
Matters of Dispute—Possible Insider Trading
     Exhibit A is a draft letter dated December 15, 2002 written by James F. White Jr., former NVIC securities counsel, to the NASD. On the direct orders of NVIC CEO Dr. Terry Logan, with input from certain members of the Board of Directors but without Board action, this letter was never sent and Mr. White was terminated as NVIC General Counsel by Dr. Logan. Attorney White’s letter resulted from information received from James K. McHugh, NVIC’s CFO on stock acquisition by certain associates of Robert Cooke post 3rd Quarter 2002 but prior to publication of NVIC’s financial results.
Matters of Dispute—Malfeasance, 2003 and Later
     When Mr. Nicholson left the NVIC Board of Directors in 2003, he warned all stockholders of the possibility of hidden agendas of those parties who appeared to be seeking control. In Mr. Nicholson’s opinion, certain members of the Board have committed misfeasance since 2003, the more recent examples of which form the basis of Mr. Nicholson’s complaint against NVIC currently pending in federal court.
     Mr. Nicholson believes that his complaints are supported by massive dilution of the holdings of shareholders generally, but also by the clear lack of progress of NVIC in either profit generation or development of existing alternative fuel technology patents and other existing new patents.
     Seeking answers to important questions, Mr. Nicholson’s attorney, Thomas W. Palmer, wrote letters to NVIC setting forth legitimate and normal concerns about WorldTech (which later changed its name to SAMI), a company controlled by Robert A. Cooke and certain associates, some being known, such as Francis DiPrete, an NVIC director, and some being unknown.
     In a March, 2003 letter to James Rothschild Shumaker, Loop and Kendrick, NVIC’s corporate counsel, Mr. Palmer stated:
     “All of Nicholson’s expressions of concerns thereafter were consistent with both the concerns laid out in the letter [referred to above] and the course of action Nicholson requested. The Board took no action and did not investigate any of the areas of concern expressed by Nicholson.”
     Attorney Palmer’s correspondence further included the statement:
     “All this reinforces the concern Mr. Nicholson has repeatedly expressed, namely, that World Tech, Mr. DiPrete and those acting in concert with them have no interest in resolving the issues they have raised; rather, their primary and over arching objective is to take over shareholder voting control of the Company and, in turn, control of the Board. Mr. Nicholson has also expressed his concern that there are compelling grounds to investigate whether there has been unlawful insider trading of the Company’s stock using confidential information known only to the Board and to question whether there is any connection between such trading and WorldTech, Mr. DiPrete and those acting in concert with them. Mr. Nicholson has also reasonably questioned the conduct and association of Richard Bernardi and his approach to Dr. Terry Logan, President and CEO of the Company, and Mr. Nicholson, stating his intention to acquire all the issued and outstanding voting stock of the Company or substantially all the assets of the Company.”

CUSIP No.	62944W207	Page	10	of	12
     At the time the above correspondence took place, J. Patrick Nicholson was a Director and Chairman of the Board of NVIC, the founder of NVIC, the primary inventor of NVIC’s technologies, and NVIC’s largest stockholder. Yet the above-referenced professional communications were kept from the Board, not investigated, and no response was made to Attorney Palmer’s letter.
     Matters of Dispute—Mismanagement of Florida N-Viro Opportunity, Waiver of Standstill Agreement
     In 2000, NVIC loaned FL N-Viro in excess of $400,000 during a financially difficult period for that company. One term of the loan agreement was that VFL, the managing partner of FL N-Viro, agreed to have NVIC’s written approval for all significant actions impacting FL N-Viro. In 2002, NVIC and VFL agreed to sell FL N-Viro to American Waters for approximately $6 million. This transaction would have enabled NVIC to purchase WorldTech’s outstanding stock for $1 million and have added $2 million to NVIC’s working capital position. After J. Patrick Nicholson’s retirement, the transaction was not pursued and did not close.
     In 2002, WorldTech (later known as SAMI) received a license for NVIC’s technology in Virginia, which included a “standstill agreement” preventing the purchase of NVIC shares by WorldTech and all associates of WorldTech, e.g. Robert A. Cooke, the Cooke Family Trust, and other associates. The standstill agreement was to be in place until October, 2004. In 2004, two developments occurred: (1) Mr. Cooke and a number of parties associated with Mr. Cooke, acquired controlling interest in NVIC through an affiliated intermediary (Ophir) in transactions that Mr. Nicholson believes were not accurately represented to shareholders generally. At no time were stockholders advised by the Board of Directors that above-described standstill agreement had been terminated; and, (2) VFL sold to Headwaters for $29 million, thus transferring control of FL N-Viro without the written approval of NVIC. Accordingly, NVIC lost an opportunity to have at least recovered the loaned amounts. Shareholders generally had no way of knowing about the above key decisions, as there was no transparency of the facts in either situation.
Matters of Dispute—Failure to Timely Commercialize Proprietary Technology
     NVIC’s 2001 annual report to stockholders contains a joint letter entitled “2001: A New Beginning” signed by Dr. Terry Logan and Pat Nicholson. Together, they point out the importance of “NVIC’s new Bio-Fuel technology” and plans for it’s immediate development. The following statement is excerpted from this letter:
     ”...N-Viro is in final negotiations with a major utility company with over $10 billion in annual sales to develop a joint venture to convert our Class A N-Viro Soil product into a bio-fuel that will complement coal-fired energy production. Facilities will be built that will convert raw or treated sewage sludge/biosolids into N-Viro Soil as both a fuel source and as an additive to scrub nitrous oxides and sulphur at local coal-fired power facilities. ... Subject to the receipt of certain government approvals, we anticipate that the first pilot plant will be built in 2002 and “begin” operations in 2003.”
     In early 2007, NVIC conducted tests of the technology described in “2001: A New Beginning” and subsequently issued a Press Release in March, 2007 containing the following quotation from Timothy Kasmoch, NVIC President:
     “What is exciting about N-Viro Fuel, in addition to its graduating from the development stage to being tested and proven in an actual coal-fired power plant, is the realization that we are moving a step closer to having this exciting

CUSIP No.	62944W207	Page	11	of	12
new technology ready for full-scale commercial introduction to an industry hungry for such technologies. N-Viro Fuel will provide an entirely new revenue source derived principally from an established product which we already sell. ... Utilization of our alternative fuel process is the single most important milestone in our Company’s history.”
     In J. Patrick Nicholson’s opinion, there is no plausible business reason for the development of this key technology to take five years. NVIC formed a subsidiary named Alternative Fuel Technology, Inc. which J. Patrick Nicholson believes was formed for the purpose of transferring highly valuable intellectual property to outside interests for less than fair consideration to NVIC stockholders generally. It is a fact that this key technology is being developed after 80% of NVIC stockholders have sold their stock, and the holdings of NVIC insiders have increased. The headcount of NVIC stockholders decreased from more than 1,000 to fewer than 200 during the period that these patents were maintained by management as a dormant asset of NVIC. J. Patrick Nicholson believes that the delay in commercializing a proprietary position was deliberately executed by certain shareholders, directors and officers of NVIC. Note: in 2005 the Board encouraged stockholders to reduce the percentage of stockholder support required to transport corporate assets to director owned 3rd parties from 75% to 50%, and this measure was passed, with the support of the interested parties.
Conflicts of Interest and Consequences
     NVIC has had four Chief Executive Officers since Mr. Nicholson stepped down in May of 2002. The current CEO, Timothy Kasmoch is also heavily involved with Tri-State Garden Supply, Inc. the largest NVIC customer which purchases the N-Viro soil product produced at the Toledo, Ohio wastewater treatment plant. Tri-State has been engaged in a dispute with the Ohio EPA regarding the compliance of its operations with EPA regulations, and has filed litigation against the Ohio EPA and certain officials, individually. Mr. Nicholson believes that NVIC’s association with this dispute has the consequences of: (1) harming NVIC’s professional reputation throughout the regulatory community; and, (2) potentially causing problems with the City of Toledo, NVIC’s most important contract and largest source of revenue.
Request for Investigation
     J. Patrick Nicholson intends to continue to refer the unanswered questions described above to appropriate regulatory and law enforcement agencies, Including the FBI, U.S. Dept. of Justice, U.S. Securities and Exchange Commission, and Ohio Division of Securities, for the purpose of asking these agencies to investigate and determine the truth.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Index to Exhibits appears as next page; there is one Exhibit attached.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No.	62944W207	Page	12	of	12
/s/ J. Patrick Nicholson
Date: September 18, 2007
     J. Patrick Nicholson, for himself and as President of N-Viro Energy Systems, Inc.

Name/Title:	J. Patrick Nicholson, individually J. Patrick Nicholson, President, N-Viro Energy Systems, Inc.
Exhibit Index to Form 13D/A

Filed by J. Patrick Nicholson on September 18, 2007
Exhibit A
Title of Exhibit - Attorney’s Draft Letter
Incorporated
on Page 9
CONSENT TO JOINT FILING
     J. PATRICK NICHOLSON AND N-VIRO ENERGY SYSTEMS, INC. HEREBY CONSENT TO THE JOINT FILING OF THEIR INFORMATION WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.
/S/ J. PATRICK NICHOLSON
By: J. PATRICK NICHOLSON
N-VIRO ENERGY SYSTEMS, INC.
/S/ J. PATRICK NICHOLSON
By: J. PATRICK NICHOLSON, President

Exhibit A
JAMES F. WHITE, JR.
(419) 321-1209

December 15, 2002

PRIVILEGED AND CONFIDENTIAL
ATTORNEY WORK PRODUCT

VIA FEDERAL EXPRESS

Cameron Funkhouse
National Association of Securities Dealers
9509 Key West Boulevard
Rockville, Maryland 20850

Re:	N-Viro International Corporation (OTCBB:NVIC) (the “Company”)
Our File No. 39374

Dear Mr. Funkhouse:

In response to the telephone conversation you had with my partner, Jim Rothschild, on Friday, December 6, 2002, this letter is to advise the National Association of Securities Dealers (the “NASD”) of suspicions that certain members of the Board of Directors (the “Board”) of the Company have that one or more persons may be involved in using material, nonpublic information in the trading of shares of common stock of the Company.

As Jim indicated to you, the Board’s general suspicions are based on highly unusual trading activities involving the Company’s shares occurring during the preceding 60 days. Specifically troubling to the Board is the unusual trading activity on November 13, 2002 in which 150,000 shares of the Company’s stock were traded. This level of trading is approximately 15 times greater than the average daily trading volume of the Company’s shares during the past 90 days. This trading activity took place on the day before the Company issued positive information concerning its financial results for the quarter ended September 30, 2002. In addition, since November 14, 2002 no person has filed any type of beneficial ownership schedule under Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Although the Board recognizes that there is no penalty for failure to file a Schedule 13D or 13G under the 1934 Act and that the NASD cannot compel a party to file these Schedules, the possible noncompliance by certain parties has made the Board increasingly suspicious that someone may be attempting to obtain control of the Company. While a change in control is not in and of itself a cause for concern, the Company is concerned that the same parties that may be violating the securities laws also are the parties seeking control of the Company.

Jim also explained to you that the Company has a Director, Francis DiPrete, that is the President of Worldtech Waste Management, Inc., a corporation that is the owner of approximately 350,000 shares of voting common stock of the Company (“Worldtech”). Mr. DiPrete also has served (and may still serve) as Trustee for The Cooke Family Trust (the “Trust”), which at certain times

Cameron Funkhouse
December 15, 2002

has consistently maintained that he does make investment decisions on behalf of Worldtech or the Trust and has not shared inside information about the Company with anyone associated with Worldtech or the Trust. The Company has requested on several occasions that Mr. DiPrete provide independent evidence that he does not control the investment or disposition of the shares of the Company held by either Worldtech or the Trust. To date, Mr. DiPrete has not supplied such information.

Mr. DiPrete is also a member of the Company’s Audit Committee and was provided with information regarding the Company’s third quarter financial results on or about November 5, 2002. As a Board member, Mr. DiPrete was also provided a draft of the Company’s Form 10-Q for the third quarter on or about November 6, 2002. Thus, Mr. DiPrete was in possession of sensitive information regarding the Company’s third quarter financial results well in advance of the disclosure of such information to the public.

Finally, the Board’s suspicions of Mr. DiPrete’s motives and actions are heightened by the association of Mr. DiPrete with a Mr. Richard Bernardi of         , New Jersey. Mr. Bernardi previously approached Dr. Terry Logan, President and CEO of the Company, and J. Patrick Nicholson, Chairman of the Board of the Company, about the possibility of acquiring all of the issued and outstanding voting stock of the Company or substantially all of the assets of the Company. Based upon certain information provided to the Board, certain Members of the Board believe that Mr. Bernardi also has some connection with Worldtech or interest in acquiring Worldtech.

Based upon the above-stated set of facts and past actions of Mr. DiPrete, the Board speculates, without concrete evidence, that Mr. DiPrete may be using material, nonpublic information about the Company gained by him as a member of the Board to financially benefit, directly or indirectly, himself or to aid others in a possible takeover of the Company. The Board would welcome and assist the NASD in any investigation of this matter and also intends to provide the same information to the United States Securities and Exchange Commission.

This letter is delivered to the NASD on a strictly confidential basis solely for its use with respect to an investigation of the matters raised in this letter and may not be quoted, relied upon or used by the NASD for any other purpose without the prior written consent of this firm. If you have any questions regarding the matters discussed above or would like to speak with individual members of the Board, please do not hesitate to contact me at (419) 321-1209 or Jim Rothschild at (419) 321-1223.

Very truly yours,

James F. White, Jr.
JFW, Jr./bam

cc:	J. Patrick Nicholson
Terry J. Logan
Michael G. Nicholson
James K. McHugh
James I. Rothschild, Esq.
M. Scott Aubry, Esq.